eoffrey T. Chalmers, Esq.
torney at Law

33 Broad Street   Tel (617) 523-1960
Suite 1100   Fax (617) 227-3709
Boston, MA 02109   e-mail: chalm@worldnet.att.net

April 19, 2007

RECEIVED

APR 1 9 2007

BY TELECOPIER
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Attn: John D. Reynolds

DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

Re: WFG Real Estate Income Fund, LLC – Offering Statement on Form 1-A
File No. 24-10163

Dear Mr. Reynolds:

On behalf of the Issuer, WFG Real Estate Income Fund, LLC, we hereby withdraw our current request for acceleration of the qualification date of the Offering Statement. We also hereby request acceleration of the Offering Circular to April 30, 2007.

Our previous response was sent by Federal Express mail on April 6, 2007. We had requested an acceleration date to April 20, 2007, tomorrow. We believed that requesting acceleration to April 20, 2007 was a reasonable request. When we called today to inquire about the status of the filing, we were surprised to learn that the examiner had been on vacation and nobody had reviewed the filing at all. Nobody bothered to tell us this. We are extremely unhappy about the way we are being treated.

Please, therefore, proceed to process this filing in a timely manner with comments which address the true issues.

Should you need anything further, please contact me at (617) 523-1960.

Sincerely,



Geoffrey T. Chalmers

cc: Duc Dang
     William J. Raike